SCHEDULE 13D


GUEST SUPPLY INC.
Cusip # 401630108


Barry Igdaloff
2480 Colts Neck Rd.
Blacklick, OH 43004
614-939-0166
(Name,Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


August 20,1997
(Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box [X].

1. Name of Reporting Person:
   Rose Capital (Tax ID:31-1148305)

4. Source of Funds: PF

6. Citizenship or Place of Organization:
   Ohio

7. Sole Voting Power: 536,637

8. Shared Voting Power:  0

9. Sole Dispositive Power: 536,637

10.Shared Dispositive Power: 0

11.Aggregate Amount Beneficially Owned by Each Reporting Person:536,637

13.Percent of Class Represented by Amount in Row 11:   8.7%

14.Type of Reporting Person: IA


Item 1.  SECURITY AND ISSUER
	This statement relates to shares of Common Stock of Guest Supply, Inc. The principal executive office of the Issuer is located at 4301 U.S. Highway One, P.O. Box 902, Monmouth Junction, NJ 08852-0902.

Item 2.  IDENTITY AND BACKGROUND
	(a) Rose Capital
	(b) 2480 Colts Neck Rd. Blacklick, Oh 43004
	(c) Registered Investment Advisor
	(d) Neither Rose Capital, nor its Principal, Barry Igdaloff has been convicted in a criminal proceeding during the last five years.
	(e) Neither Rose Capital, nor its Principal, Barry Igdaloff has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
	(f) The Principal of Rose Capital, Barry Igdaloff, is a U.S.
	    citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The aggregate net current investment of Rose Capital and its advisory clients is $4,985,089 for 536,637 shares of Guest Supply,Inc. The source of funds for this investment was personal funds of these advisory clients.

Item 4.  PURPOSE OF TRANSACTION

	The Reporting Person acquired and continues to hold the shares of stock reported herein for investment purposes. Consistent with such purpose, the Reporting Person has had,and expects to continue to have, discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. These discussions will and have included plans and proposals concerning changing the size and composition of the Issuer's board of directors with the goal of obtaining adequate representation for long-term substantial shareholders. The Reporting person may also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

 	Except as set forth in this item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

	(a) 536,637 shares --- 8.7%

	(b) Rose Capital has sole power to vote or to direct the vote and to dispose or to direct the disposition of 536,637 shares.


	(c) No transactions were effected during the last 60 days.

	(d) No person other than Rose Capital and its advisory clients has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,such securities.

	(e) Not Applicable.

Item 6.  CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
		WITH RESPECT TO SECURITIES OF THE ISSUER

	   	None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

   		None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 20,1997

							ROSE CAPITAL

						By: Barry Igdaloff,Owner